恒生銀行
HANG SENG BANK

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RECEIVED
-9 A 11:29

Our Ref: HOS LGA 070128
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

5 March 2007

Attention: Ms Janette M Aalbreg

07021670

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to enclose for your reference and records a copy of the 2006 Results Announcement of the Bank which was released today.

Yours faithfully

C C Li
Company Secretary

Encl

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

Press Release

新聞稿

5 March 2007

HANG SENG BANK LIMITED
2006 RESULTS - HIGHLIGHTS

- Operating profit up 13.6 per cent to HK$12,576 million (HK$11,068 million in 2005)
- Operating profit excluding loan impairment charges and other credit risk provisions up 9.9 per cent to HK$12,840 million (HK$11,686 million in 2005)
- Profit before tax up 7.8 per cent to HK$14,395 million (HK$13,358 million in 2005)
- Attributable profit up 6.1 per cent to HK$12,038 million (HK$11,342 million in 2005)
- Return on average shareholders' funds of 27.4 per cent (27.5 per cent in 2005)
- Assets up 15.2 per cent to HK$669.1 billion (HK$580.8 billion at 31 December 2005)
- Earnings per share up 6.2 per cent to HK$6.30 per share (HK$5.93 per share in 2005)
- Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2006 (HK$5.20 per share in 2005)
- Total capital ratio of 13.6 per cent (12.8 per cent at 31 December 2005); tier 1 capital ratio of 10.7 per cent (10.4 per cent at 31 December 2005)
- Cost efficiency ratio of 29.0 per cent (28.0 per cent in 2005)

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Michael Smith, Chairman

For the full year 2006, Hang Seng's results were supported by a strong economy in Hong Kong, distinguished by a buoyant stock market, ample liquidity and a benign credit environment.

Attributable profit increased by 6.1 per cent compared with 2005, to reach a record HK$12,038 million. Earnings per share were up 6.2 per cent at HK$6.30.

The Directors have announced a fourth interim dividend of HK$1.90 per share. In light of capital requirements for future business expansion, particularly in mainland China, total distribution is HK$5.20 per share for 2006, the same as in 2005.

Net operating income before loan impairment charges and other credit provisions increased 11.4 per cent to HK$18,081 million. Successful efforts to expand and diversify lending and attract new deposits drove an 8.3 per cent rise in net interest income to HK$11,694 million.

Our personal wealth management business achieved good growth in investment services, insurance and private banking. Commercial Banking performed strongly, underpinned by increases in customer advances and the development of corporate wealth management services. Investments in our Mainland business produced positive results, with encouraging growth in customer base, advances and deposits, and profit contribution.

Operating profit excluding loan impairment charges was up 9.9 per cent at HK$12,840 million. Operating profit rose by 13.6 per cent, reflecting a substantial drop in loan impairment charges.

Operating expenses increased by 15.3 per cent to HK$5,241 million with investments in human resources, IT, marketing and branding to support business growth on the Mainland and in Hong Kong.

Personal Financial Services' operating profit excluding loan impairment charges grew by 5.4 per cent to HK$7,840 million. Wealth management income was up 22.7 per cent at HK$4,281 million, reflecting record investment product sales, a high level of stock market activity and a 17.5 per cent rise in life insurance income. We also benefited from high levels of consumer confidence, recording significant increases in cardholder spending and personal lending.

Commercial Banking's operating profit excluding loan impairment charges rose 21.5 per cent to HK$2,001 million. Customer advances grew by 22.2 per cent with trade finance gaining market share. Lending to middle market customers in the manufacturing, property, and wholesale and retail sectors grew as a result of refined segmentation and deepened relationships. Intensified marketing saw new SME accounts acquired in the second half of 2006 outpace the first half by 34.7 per cent. Corporate wealth management business and card acquiring business contributed to 13.5 per cent growth in net fees and commissions and an 11.9 per cent rise in trading income.

With strong liquidity in the banking system continuing to squeeze corporate loan margins, Corporate Banking focused on asset yield rather than increased lending. The strong 32.5 per cent growth in customer deposits and the further development of corporate treasury services helped to compensate for a decline in lending to large corporates. Net operating income increased by 11.8 per cent. Operating profit excluding loan impairment charges was HK$543 million, down 2.0 per cent compared with 2005.

Comment by Michael Smith, Chairman *(continued)*

Treasury's operating profit excluding loan impairment charges declined 25.0 per cent to HK$887 million. Efforts to expand proprietary trading and customer-driven business saw trading income grow by 66.1 per cent to HK$628 million. However, net interest income fell by HK$514 million, or 51.7 per cent, as the balance sheet management portfolio continued to be challenged by rising funding costs and flattened yield curves.

Operating profit excluding loan impairment charges at our Mainland branches rose by 211.9 per cent. We upgraded a representative office to a branch in Dongguan and opened three new sub-branches in 2006, bringing our total number of Mainland outlets to 15. We were also granted permission to begin the necessary preparations to establish our Mainland subsidiary, which will be headquartered in Shanghai.

Including our share of profit from Industrial Bank Co., Ltd. ('Industrial Bank'), our Mainland business contributed 6.1 per cent of total profit before tax, compared with 4.5 per cent in 2005, bringing us closer to our target of 10 per cent by 2010.

Hong Kong is likely to experience above-trend growth in 2007. Economic uncertainty in the US generated by weaknesses in the housing market may result in a slowing of export and re-export trade activity. However, sustained economic momentum, the stabilisation of interest rates and the improving labour market should continue to drive domestic demand. The positive economic outlook for the Mainland should also have a beneficial influence.

We will take advantage of the favourable economic conditions to further expand commercial lending and SME services. We will also focus on developing our wealth management business by stepping up cross-selling efforts and launching new products to meet a wider variety of investment and insurance needs.

We will further diversify our Treasury income by growing our customer-driven business and proprietary trading services, supported by closer collaboration with other customer groups. Given the competitive corporate lending conditions, Corporate Banking will target asset yield, increase cross-selling and work to grow deposits by acquiring new customers.

On the Mainland, we will continue with our two-pronged approach of organic growth and close collaboration with Industrial Bank.

Further financial sector liberalisation at the end of 2006 marked the start of a new phase of financial services business opportunities on the Mainland. We will establish our local subsidiary in the second quarter of 2007, which will enable us to benefit from the opening up of the retail renminbi ('RMB') market and increase our RMB deposits base to support lending growth.

We will expand our customer base on the Mainland through setting up new outlets in the high-growth Yangtze River Delta and Pearl River Delta regions, increased marketing and more promotion of our strong brand, including leveraging our role as the compiler of the Hang Seng Index series.

We will capitalise on our growing capabilities in southern China by offering a greater range of services to commercial banking customers with operations in Hong Kong and on the Mainland. Our closer partnerships with SME customers will help us grow our Mainland trade finance and corporate wealth management business.

We aim to grow our Mainland business to more than 2,000 staff and over 50 outlets by 2010.

Results summary

Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') reported an audited profit attributable to shareholders of HK$12,038 million for 2006, a rise of 6.1 per cent over 2005. Earnings per share were HK$6.30, up 6.2 per cent from 2005.

Operating profit after loan impairment charges and other credit risk provisions rose 13.6 per cent, reflecting encouraging growth in total operating income and a substantial reduction in loan impairment charges. The results, as highlighted below, benefited from sustained economic growth, a buoyant stock market and good investment sentiment supported by ample liquidity and a benign credit environment.

- **Net interest income**♦ rose by HK$898 million, or 8.3 per cent, with an increase of 10.6 per cent in average interest-earning assets. The rise in net interest income benefited from a 7.2 per cent growth in customer advances, driven by higher yielding card and personal loans, trade finance and Mainland renminbi advances. A wider BLR/HIBOR gap improved the spread of BLR-based lending. Interest earned on net free funds and the debt securities portfolio of life insurance fund investments also rose significantly. The contribution of the strong 12.8 per cent rise in customer deposits, however, was offset by the narrowing of deposit spreads on HK dollar savings and structured deposits. The treasury balance sheet management portfolio continued to be challenged by the rise in funding costs and flattened yield curves. **Net interest margin** fell slightly by four basis points to 2.02 per cent.

- **Net fees and commissions** rose by HK$541 million, or 18.3 per cent. The investment business took advantage of the buoyant stock market, ample liquidity and favourable investment sentiment to expand its product range and customer base. Income from stockbroking and related services and private banking investment services rose 63.3 per cent and 93.1 per cent respectively. Sales turnover of retail investment funds rose significantly by 40.6 per cent. Card services income increased by 22.0 per cent, supported by a rise of 10.5 per cent in the number of cards issued as well as an 11.7 per cent increase in cardholder spending.

- **Trading income**♦ rose by 50.3 per cent to HK$1,330 million. Foreign exchange income rose by 50.1 per cent, attributable to more active position taking, increased customer flows and spreads earned on foreign exchange option-linked structured products. Securities, derivatives and other trading also increased with improved trading results and strong growth in sales volume and profit earned on equity-linked investment products provided to customers.

♦ *With effect from 2006 reporting, interest income and expense from trading assets and liabilities and from financial instruments designated at fair value are reported under 'Net interest income' instead of 'Net trading income' and 'Net income from financial instruments designated at fair value' respectively as in the previous year. Details of the change in accounting presentation are set out on page 55. For HSBC Group reporting, the reporting of such interest income and expense remains unchanged.*

Results summary *(continued)*

- Income from insurance business grew by HK$217 million, or 14.0 per cent:

  - **net earned insurance premiums** rose by HK$63 million;
  - life insurance fund investments reported a net gain of HK$910 million (compared with a loss of HK$25 million in 2005) under **net income from financial instruments designated at fair value**;
  - **net interest income** mainly from the debt securities portfolio of life insurance fund investments increased by HK$264 million. **Net fee income** related to insurance business fell by HK$29 million, mainly in general insurance agency commissions;
  - **net insurance claims incurred and movement in policyholders' liabilities** rose by HK$1,063 million, reflecting the growth in investment gains and interest income which are attributable to policyholders; and
  - the present value of in-force long-term insurance business under **other operating income** rose by HK$47 million.

- **Net operating income before loan impairment charges and other credit risk provisions** recorded growth of HK$1,849 million, or 11.4 per cent, to HK$18,081 million.

- **Operating expenses** rose by HK$695 million, or 15.3 per cent, to HK$5,241 million, as the Bank continued to expand its Hong Kong and Mainland operations, with the number of full-time equivalent staff up 619 at year-end compared with the previous year. Employee compensation and benefits rose by 18.1 per cent. Equipment-related costs increased with the development and enhancement of IT systems for business expansion and regulatory-related projects. Marketing expenditure rose due to the launch of the Bank's new brand image and to support new investment and insurance products and credit card promotion campaigns. The Bank's Mainland operation, which expanded its network from 12 to 15 outlets and increased its number of staff from 377 to 661 during 2006, also accounted for the Bank's rise in operating expenses.

- **Operating profit before loan impairment charges and other credit risk provisions** was up by 9.9 per cent. **Loan impairment charges and other credit provisions** recorded a substantial reduction of 57.3 per cent under a benign credit environment.

Profit before tax was up 7.8 per cent to HK$14,395 million after taking into account:

- an increase of 76.7 per cent in **profit on disposal of fixed assets and financial investments**, mainly from the disposal of properties;
- a decrease of 75.6 per cent in **net surplus on property revaluation**; and
- an increase of 31.0 per cent in **share of profits from associates**, mainly contributed by Industrial Bank Co., Ltd.

Balance sheet and key ratios

Total assets rose by HK$88.2 billion, or 15.2 per cent, to HK$669.1 billion. Customer advances rose by 7.2 per cent with encouraging growth in card and personal loans, trade finance, commercial banking lending and Mainland lending. Residential mortgages grew satisfactorily in an intensely competitive market. Interbank placing and money market instruments also increased, driven by the 12.8 per cent growth in customer deposits. At 31 December 2006, the advances-to-deposits ratio was 51.7 per cent, compared with 54.4 per cent at the end of 2005.

Results summary *(continued)*

Shareholders' funds (excluding proposed dividends) increased by HK$4,410 million, or 11.3 per cent, to HK$43,348 million at 31 December 2006. Retained profits rose by HK$2,992 million, reflecting the growth in attributable profit and the realisation of the property revaluation reserve on the disposal of properties during the year. The available-for-sale investments reserve also rose.

The **return on average total assets** was 1.9 per cent, compared with 2.0 per cent for 2005. The **return on average shareholders' funds** was 27.4 per cent (27.5 per cent in 2005).

The total **capital ratio** strengthened to 13.6 per cent at 31 December 2006, up from 12.8 per cent at the end of 2005. The tier 1 ratio rose from 10.4 per cent to 10.7 per cent. The capital base rose by HK$6,684 million in retained profits and as a result of the issue of US$450 million subordinated notes. The growth in capital base supported the 11.1 per cent growth in risk-weighted assets.

The Bank maintained a strong liquidity position. The **average liquidity ratio** for 2006 was 51.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 45.1 per cent for 2005.

The cost efficiency ratio for 2006 was 29.0 per cent, compared with 28.0 per cent for 2005.

Dividends

The Directors have declared a fourth interim dividend of HK$1.90 per share, which will be payable on 30 March 2007 to shareholders on the register of shareholders as of 20 March 2007. Together with the interim dividends for the first three quarters, the total distribution for 2006 will amount to HK$5.20 per share, the same as in 2005.

Customer group performance

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2006							
Net interest income	7,428	2,036	623	481	1,126	–	11,694
Net fee income/(expense)	2,576	809	86	(24)	50	–	3,497
Trading income	517	150	7	628	28	–	1,330
Net income/(expense) from financial instruments designated at fair value	910	–	–	(11)	–	–	899
Dividend income	8	5	–	–	34	–	47
Net earned insurance premiums	7,671	174	1	–	–	–	7,846
Other operating income	542	26	–	(4)	281	–	845
Inter-segment income	–	–	–	–	378	(378)	–
Total operating income	19,652	3,200	717	1,070	1,897	(378)	26,158
Net insurance claims incurred and movement in policyholders' liabilities	(8,014)	(63)	–	–	–	–	(8,077)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	11,638	3,137	717	1,070	1,897	(378)	18,081
Loan impairment (charges)/ releases and other credit risk provisions	(165)	(101)	14	–	(12)	–	(264)
Net operating income	11,473	3,036	731	1,070	1,885	(378)	17,817
Total operating expenses ♦	(3,472)	(1,098)	(168)	(175)	(328)	–	(5,241)
Inter-segment expenses	(326)	(38)	(6)	(8)	–	378	–
Operating profit	7,675	1,900	557	887	1,557	–	12,576
Profit on disposal of fixed assets and financial investments	26	–	–	–	817	–	843
Net surplus on property revaluation	–	–	–	–	321	–	321
Share of profits from associates	29	362	–	164	100	–	655
Profit before tax	7,730	2,262	557	1,051	2,795	–	14,395
Share of profit before tax ♦♦	52.9 %	16.4 %	3.8 %	7.6 %	19.3 %	–	100.0 %
Operating profit excluding inter-segment transactions	8,001	1,938	563	895	1,179	–	12,576
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	7,840	2,001	543	887	1,569	–	12,840
♦ Depreciation/amortisation included in operating expenses	(106)	(11)	(4)	(2)	(210)	–	(333)

♦♦ Share of profits from associates is adjusted to pre-tax basis for the purpose of calculating the Customer Groups' share of profit before tax.

At 31 December 2006							
Total assets	167,241	69,633	76,619	326,181	29,390	–	669,064
Total liabilities	429,667	82,340	41,959	38,609	27,791	–	620,366
Investments in associates	141	1,775	–	801	771	–	3,488
Capital expenditure incurred during the year	159	44	11	8	157	–	379

Customer group performance *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2005 (restated)							
Net interest income	7,092	1,587	612	995	510	–	10,796
Net fee income/(expense)	2,136	713	79	(21)	49	–	2,956
Trading income	367	134	6	378	–	–	885
Net income/(expense) from financial instruments designated at fair value	(25)	–	–	(7)	–	–	(32)
Dividend income	5	5	–	–	50	–	60
Net earned insurance premiums	7,607	176	–	–	–	–	7,783
Other operating income	562	25	4	–	207	–	798
Inter-segment income	–	–	–	–	308	(308)	–
Total operating income	17,744	2,640	701	1,345	1,124	(308)	23,246
Net insurance claims incurred and movement in policyholders' liabilities	(6,964)	(50)	–	–	–	–	(7,014)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	10,780	2,590	701	1,345	1,124	(308)	16,232
Loan impairment (charges)/ releases and other credit risk provisions	232	(803)	(47)	–	–	–	(618)
Net operating income	11,012	1,787	654	1,345	1,124	(308)	15,614
Total operating expenses ♦	(3,086)	(903)	(142)	(157)	(258)	–	(4,546)
Inter-segment expenses	(258)	(40)	(5)	(5)	–	308	–
Operating profit	7,668	844	507	1,183	866	–	11,068
Profit on disposal of fixed assets and financial investments	–	–	–	(217)	694	–	477
Net surplus on property revaluation	–	–	–	–	1,313	–	1,313
Share of profits from associates	18	234	–	106	142	–	500
Profit before tax	7,686	1,078	507	1,072	3,015	–	13,358
Share of profit before tax ♦♦	56.8%	8.8%	3.7%	8.3%	22.4%	–	100.0%
Operating profit excluding inter-segment transactions	7,926	884	512	1,188	558	–	11,068
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	7,436	1,647	554	1,183	866	–	11,686
♦Depreciation/amortisation included in operating expenses	(103)	(13)	(3)	(2)	(168)	–	(289)

♦♦ Share of profits from associates is adjusted to pre-tax basis for the purpose of calculating the Customer Groups' share of profit before tax.

At 31 December 2005							
Total assets	152,086	54,319	77,514	266,645	30,256	–	580,820
Total liabilities	372,941	77,249	31,672	33,541	21,687	–	537,090
Investments in associates	116	1,454	–	657	702	–	2,929
Capital expenditure incurred during the year	107	20	7	2	95	–	231

Customer group performance *(continued)*

Personal Financial Services ('PFS') reported a growth of 5.4 per cent in operating profit excluding loan impairment charges to HK$7,840 million. Profit before tax was up by 0.6 per cent to HK$7,730 million. There was a net charge of HK$165 million in loan impairment provisions compared with a substantial net release of HK$232 million in 2005 (mainly from mortgages and personal loans). New and additional loan impairment charges were stable as the credit quality of the PFS loan portfolio remained benign.

Net interest income rose 4.7 per cent, driven by the growth in customer advances and improvement in spreads on BLR-based lending. The positive impact of encouraging growth of 13.6 per cent in customer deposits was, however, offset by the narrowing of deposit spreads on HK dollar savings and structured deposits.

The PFS loan portfolio grew 5.4 per cent, or HK$7,115 million, notwithstanding the fall in Government Home Ownership Scheme mortgages and the disposal of a part of the taxi loan portfolio to balance the overall loan portfolio structure. (Excluding such factors, PFS achieved a growth of 10.7 per cent in customer advances.) Residential mortgages, PFS's core loan product, reported encouraging growth of 5.9 per cent and gained market share amid intense market competition. Our marketing efforts have proved successful in improving credit card spending as well as consumer borrowing such that our personal loans and card advances rose 46.4 per cent and 22.1 per cent respectively. Advances for investment and IPO subscriptions, mainly to Private Banking and Prestige Banking customers, also reported significant growth. Non-interest income reported encouraging growth of 14.2 per cent with wealth management income rising 22.7 per cent.

High levels of stock market and IPO activities, underpinned by ample liquidity and bullish investment sentiment, helped investment services achieve impressive growth:

- Our stockbroking business out-performed the market with the growth of 86.6 per cent in turnover. Together with a 20.0 per cent increase in customer base, our securities services income rose 63.3 per cent. This reflected the popularity of our efficient e-banking and phone trading channels, the competitive pricing of broker commissions, IPO subscription package offers and successful promotion campaigns.

- Our endeavours to maintain a broad range of quality funds from high-growth China and emerging markets equity funds to more conservative capital-guaranteed and fixed income bond funds resulted in much success and recognition. Retail investment fund sales grew by 40.6 per cent over 2005. Three funds managed by Hang Seng Investment Management Limited were named top-performing funds at the Lipper Fund Awards Hong Kong 2007.

  To capture the vast growth potential of the China equity market, Hang Seng continued to be active in launching and promoting China funds. The Bank's flagship China funds, the Hang Seng China H-Share Index Leveraged 150 Fund and Hang Seng China Equity Fund, reported returns of 161.1 per cent and 107.6 per cent respectively in 2006.

- Structured deposits and instruments continued to grow with the launch of more sophisticated structures linked to equities, indices, foreign exchange and bullion. Spreads earned on structured products rose by 48.1 per cent.

Customer group performance *(continued)*

Personal Financial Services ('PFS') *(continued)*

Private banking maintained its growth momentum and delivered an outstanding result by continuing to focus on providing tailor-made financial planning services. Total operating income rose 51.1 per cent to HK$731 million and profit before tax rose by 46.3 per cent to HK$556 million.

Hang Seng's life insurance business maintained its leading market position for new annualised premiums business with the launch of new annuities and medical insurance products tailored for the needs of pre-retirees and retirees. As a result, life insurance reported a rise of 17.5 per cent in operating income, driven by growth of 18.5 per cent in the number of policies in force.

Card spending grew 11.7 per cent, boosted by promotions in joint effort with merchants and the continued improvement in consumer sentiment. Card services income rose by 22.0 per cent. The number of cards in force increased by 10.5 per cent to 1.4 million. New cards launched during 2006 include the alpha card, a debit card to tap the youth market, and VISA Infinite, which targets top-tier affluent customers.

Commercial Banking ('CMB') achieved an encouraging increase of 21.5 per cent in operating profit excluding loan impairment charges, driven by strong growth in customer advances and corporate wealth management business. Taking into account the reduction in loan impairment provisions, profit before tax rose 109.8 per cent.

Net interest income reported strong growth of 28.3 per cent. Customer advances rose 22.2 per cent, highlighting significant growth in trade finance and factoring loans with good gains in market share, and advances to the property, manufacturing, and wholesale and retail sectors. The opening of a branch in Dongguan, together with the existing branches in Guangzhou, Shenzhen and Macau, further strengthened the Bank's competitive edge in providing seamless, one-stop commercial banking services to Hong Kong customers within the Pearl River Delta region.

The Bank further enhanced its position as the preferred SME bank through various initiatives, such as the SME 'testimonial' TV commercial (part of the Bank's brand revitalisation campaign), the launch of the Business Partner Direct 24-hour manned telephone service hotline and the extended opening hours of MTR branches. New SME accounts acquired in the second half of 2006 outpaced the first half by 34.7 per cent, as a result of intensified marketing.

The heightened focus upon CMB under the Bank's Roadmap for Growth has resulted in growth of 13.5 per cent in net fees and commissions and 11.9 per cent in trading income.

The Bank has continued to launch customer-centric propositions for specific industries. For retailers, the Bank is the only financial institution to have introduced Octopus Merchant services, which complement other retailer solutions such as credit card merchant services, renminbi deposits, retailer insurance protection and bulk cash deposit services. Net fee income from card acquiring business achieved strong growth of 45.1 per cent in 2006.

Customer group performance *(continued)*

Commercial Banking ('CMB') *(continued)*

CMB identified great opportunities in developing corporate wealth management services. A dedicated wealth management team was established in early 2006 to better serve the investment, treasury and risk management needs of commercial customers. Furthermore, keyperson insurance was launched in early 2006. With these initiatives, corporate wealth management grew strongly and accounted for 22.5 per cent of CMB's non-interest income. An increasing trend in corporate wealth management is expected to further dilute the reliance on trade fee income.

The pace of online business banking has accelerated. At 31 December 2006, over 38,000 customers had registered for business e-banking services, an increase of 32.1 per cent from the end of 2005. The number of online business banking transactions also grew by 46.8 per cent.

Corporate Banking's ('CIB') net operating income increased by 11.8 per cent. Strong liquidity in the banking system continued to squeeze corporate loan margins, and CIB stayed focused on asset yield rather than loan growth. Customer deposits registered a healthy growth of 32.5 per cent. CIB also stepped up its efforts in collaboration with Treasury in providing corporate treasury services and structured products to grow non-fund income. Operating profit before impairment charges was down by 2.0 per cent. The strong growth of our targeted business segments from diversification of customer base in Hong Kong and the Mainland largely compensated for the fall in lending to large corporates. Profit before tax increased by 9.9 per cent, benefiting from a release in collectively assessed impairment allowances.

Treasury's ('TRY') operating profit was down by 25.0 per cent at HK$887 million. Profit before tax, however, was down only 2.0 per cent, due to the absence of losses on the disposal of investment securities (a loss of HK$217 million was recorded in the previous year). TRY continued to pursue its strategy of enhancing trading capability and providing more sophisticated products for corporate and individual customers. This led to a substantial 66.1 per cent increase in trading income, which reached HK$628 million. The balance sheet management portfolio, however, continued to face the challenge of the rise in funding costs, particularly for the US dollar portfolio, as well as flattened yield curves. Net interest income fell by 51.7 per cent. The position, however, has been improving since the second half of the year with the halt in US dollar interest rate hikes and subdued HK dollar interest rates due to ample market liquidity.

Mainland business

The Bank expanded its network to 15 outlets in 2006 by upgrading the representative office in Dongguan to a branch and opening three new sub-branches in Shanghai and Guangzhou. This is in pursuance of its strategy to focus on the Yangtze River Delta and Pearl River Delta regions and to develop its Prestige Banking customer base through its sub-branch network in major cities. Strong growth was recorded in customer advances, which rose 50.9 per cent to HK$15.9 billion. Customer deposits also rose significantly by 51.1 per cent. Profit before tax rose 94.2 per cent to HK$134 million, with growth of 94.5 per cent in net operating income.

By customer group, Mainland PFS focused on the Prestige Banking segment, benefiting from Hang Seng's established strengths, including excellent customer service, strong wealth management capabilities and experience in mortgage business. CMB and CIB teams collaborated closely with their Hong Kong counterparts to serve customers' business needs on the Mainland and in Hong Kong, and to cultivate new relationships to expand the Mainland corporate customer base. TRY continued to manage the funding positions of the branches and develop structured investment products to meet customers' needs.

Including our share of profit from Industrial Bank Co., Ltd., our Mainland business contributed 6.1 per cent of total profit before tax, compared with 4.5 per cent in 2005.

Mainland business financial highlights

	2006	*2005*
Figures in HK$m		
Profit before tax of Mainland branches	**134**	69
Share of profit from Mainland associate on pre-tax basis	**763**	547
Profit before tax of Mainland business	**897**	616
Share of Group's profit before tax♦	**6.1%**	4.5%

♦ *Share of profit from associate is adjusted to pre-tax basis for the purpose of calculating the share of Group's profit before tax.*

The financial information in this press release is based on the audited consolidated financial statements of Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') for the year ended 31 December 2006.

Figures in HK$m	Year ended 31 December 2006	2005 (restated)
Interest income	**29,262**	19,713
Interest expense	**(17,568)**	(8,917)
Net interest income	**11,694**	10,796
Fee income	**4,074**	3,394
Fee expense	**(577)**	(438)
Net fee income	**3,497**	2,956
Trading income	**1,330**	885
Net income/(expense) from financial instruments designated at fair value	**899**	(32)
Dividend income	**47**	60
Net earned insurance premiums	**7,846**	7,783
Other operating income	**845**	798
Total operating income	**26,158**	23,246
Net insurance claims incurred and movement in policyholders' liabilities	**(8,077)**	(7,014)
Net operating income before loan impairment charges and other credit risk provisions	**18,081**	16,232
Loan impairment charges and other credit risk provisions	**(264)**	(618)
Net operating income	**17,817**	15,614
Employee compensation and benefits	**(2,694)**	(2,281)
General and administrative expenses	**(2,214)**	(1,976)
Depreciation of premises, plant and equipment	**(323)**	(280)
Amortisation of intangible assets	**(10)**	(9)
Total operating expenses	**(5,241)**	(4,546)
Operating profit	**12,576**	11,068
Profit on disposal of fixed assets and financial investments	**843**	477
Net surplus on property revaluation	**321**	1,313
Share of profits from associates	**655**	500
Profit before tax	**14,395**	13,358
Tax expense	**(2,049)**	(1,795)
Profit for the year	**12,346**	11,563
Profit attributable to shareholders	**12,038**	11,342
Profit attributable to minority interests	**308**	221
	12,346	11,563
Dividends	**9,942**	9,942
Earnings per share (in HK$)	**6.30**	5.93

With effect from 2006 (and as restated for 2005), interest income and interest expense for all interest-bearing financial instruments are reported in 'Interest income' and 'Interest expense' respectively in the income statement. The change from the HSBC Group presentation described below has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the interest income and interest expense of Hang Seng, as included within the HSBC Group accounts:

	2006	2005
Interest income	*28,639*	*19,029*
Interest expense	*(15,000)*	*(7,983)*
Net interest income	*13,639*	*11,046*
Net interest income and expense reported as 'Net trading income'	*(2,039)*	*(306)*
Net interest income and expense reported as 'Net income from financial instruments designated at fair value'	*94*	*56*

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Assets		
Cash and balances with banks and other financial institutions	**9,390**	9,201
Placings with and advances to banks and other financial institutions	**99,705**	69,286
Trading assets	**12,467**	12,600
Financial assets designated at fair value	**8,280**	6,027
Derivative financial instruments	**1,887**	1,715
Advances to customers	**279,353**	260,680
Financial investments	**227,710**	189,904
Investments in associates	**3,488**	2,929
Investment properties	**2,732**	4,273
Premises, plant and equipment	**6,516**	6,750
Interest in leasehold land held for own use under operating lease	**580**	594
Intangible assets	**2,070**	1,636
Other assets	**14,886**	15,225
	669,064	580,820
Liabilities		
Current, savings and other deposit accounts	**482,821**	430,995
Deposits from banks	**17,950**	12,043
Trading liabilities	**60,093**	45,804
Financial liabilities designated at fair value	**1,562**	1,528
Derivative financial instruments	**1,531**	1,792
Certificates of deposit and other debt securities in issue	**7,595**	10,023
Other liabilities	**16,123**	14,138
Liabilities to customers under insurance contracts	**22,975**	15,335
Deferred tax and current tax liabilities	**2,716**	1,921
Subordinated liabilities	**7,000**	3,511
	620,366	537,090
Capital resources		
Minority interests	**1,717**	1,159
Share capital	**9,559**	9,559
Retained profits	**29,044**	26,052
Other reserves	**4,745**	3,327
Proposed dividends	**3,633**	3,633
Shareholders' funds	**46,981**	42,571
	48,698	43,730
	669,064	580,820

Figures in HK$m	***Year ended 31 December*** ***2006***	*2005*
Unrealised surplus on revaluation of premises, net of tax	**519**	863
Tax on realisation of revaluation surplus on disposal of premises	**106**	9
Available-for-sale investments reserve, net of tax:		
- fair value changes taken to equity	**1,232**	(1,237)
- fair value changes transferred to income statement		
-- on impairment	**12**	–
-- on hedged items	**21**	249
-- on disposal	**(325)**	(487)
Cash flow hedges reserve, net of tax:		
- fair value changes taken to equity	**(179)**	(524)
- fair value changes transferred to income statement	**442**	32
Actuarial gains on defined benefit plans, net of tax	**218**	158
Exchange differences on translation of financial statements of overseas branches, subsidiaries and associates	**184**	50
Net income/(expense) recognised directly in equity	**2,230**	(887)
Profit for the year	**12,346**	11,563
Total recognised income and expense for the year	**14,576**	10,676
Attributable to shareholders	**14,268**	10,455
Attributable to minority interests	**308**	221
	14,576	10,676

Figures in HK$m	*Year ended 31 December* **2006**	*2005*
Net cash inflow from operating activities	**53,541**	26,840
Cash flows from investing activities		
Dividends received from associates	**33**	75
Purchase of available-for-sale investments	**(101,258)**	(48,780)
Purchase of held-to-maturity debt securities	**(351)**	(190)
Proceeds from sale or redemption of available-for-sale investments	**69,279**	21,888
Proceeds from sale or redemption of held-to-maturity debt securities	**38**	33
Purchase of fixed assets and intangible assets	**(379)**	(167)
Proceeds from sale of fixed assets and assets held for sale	**3,130**	186
Interest received from available-for-sale investments	**6,557**	4,495
Dividends received from available-for-sale investments	**45**	58
Net cash outflow from investing activities	**(22,906)**	(22,402)
Cash flows from financing activities		
Dividends paid	**(9,942)**	(9,942)
Interest paid for subordinated liabilities	**(332)**	(58)
Proceeds from subordinated liabilities	**3,489**	4,478
Net cash outflow from financing activities	**(6,785)**	(5,522)
Increase/(decrease) in cash and cash equivalents	**23,850**	(1,084)
Cash and cash equivalents at 1 January	**65,513**	67,051
Effect of foreign exchange rate changes	**912**	(454)
Cash and cash equivalents at 31 December	**90,275**	65,513

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders.

For the year 2006, economic profit was HK$7,343 million, an increase of HK$1,259 million, or 20.7 per cent, compared with 2005. Post-tax profit, adjusted for the property revaluation surplus net of deferred tax and depreciation attributable to the revaluation, rose by HK$1,537 million. Cost of capital rose by HK$278 million, in line with the growth in invested capital with the accumulation of retained profits.

	Year ended 31 December			
	2006			*2005*
	HK$m	***%***	*HK$m*	*%*
Average invested capital	**38,962**		36,000	
Return on invested capital♦	**11,840**	**30.4**	10,303	28.6
Cost of capital	**(4,497)**	**(11.5)**	(4,219)	(11.7)
Economic profit	**7,343**	**18.9**	6,084	16.9

♦ *Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.*

Net interest income

Figures in HK$m	***2006***	*2005 (restated)*
Net interest income/(expense) arising from:		
- financial assets and liabilities that are not at fair value through profit and loss	**13,689**	11,068
- trading assets and liabilities	**(2,039)**	(306)
- financial instruments designated at fair value	**44**	34
	11,694	10,796
Average interest-earning assets	**578,588**	522,922
Net interest spread	**1.66%**	1.85%
Net interest margin	**2.02%**	2.06%

With effect from 2006 (and as restated for 2005), interest income and interest expense for all interest-bearing financial instruments are reported in 'Interest income' and 'Interest expense' respectively in the income statement. The change from the HSBC Group presentation described in page 21 has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong. The impact of the change in accounting presentation is set out in note 1 under 'Additional information' on page 55.

Net interest income rose by HK$898 million, or 8.3 per cent, to HK$11,694 million with a 10.6 per cent increase in average interest-earning assets.

Average customer advances rose 4.5 per cent, driven by encouraging growth in higher yielding card advances, personal loans, trade finance and Mainland loans. BLR-based lending - mainly residential mortgages and certain trade finance, overdraft and SME loans - benefited from a wider BLR/HIBOR gap. The pricing of residential mortgages and corporate lending, however, was still under pressure due to intense market competition. Overall, the total loan portfolio contributed HK$419 million to the growth in net interest income.

Benefiting from the rise in both interest rate and funds balance, net free funds added HK$867 million to net interest income. Of this, HK$302 million was attributable to non-interest-bearing HK dollar current accounts. Net shareholders' funds increased due to the growth in retained profits and the proceeds from the disposal of properties, contributing HK$565 million.

The debt securities portfolio of life insurance fund investments grew by 50.9 per cent, adding HK$264 million to net interest income.

Average customer deposits rose by 11.3 per cent, mainly reflecting increases in time and structured deposits. However, the favourable impact of the growth in deposits was more than offset by the narrower deposit spread on HK dollar savings and the change in average deposit mix from savings and current account deposits to time and structured deposits. Net interest income from deposit products fell by HK$138 million. For structured deposits, the Bank earns a spread on the derivatives embedded in the structured deposits, which was reported as trading income. Thus, there was no deposit spread on structured deposits reported under net interest income.

Net interest income *(continued)*

Yields in treasury balance sheet management portfolios were further compressed by the rise in funding costs and flattened yield curves, and this resulted in a fall of HK$514 million in net interest income.

Net interest margin fell by four basis points to 2.02 per cent. Net interest spread fell 19 basis points to 1.66 per cent, mainly due to the treasury balance sheet management portfolios and deposit spreads on HK dollar savings and structured deposits as mentioned above, outweighing the impact of loan growth and margin enhancement. The fall in net spread was largely offset by the contribution from net free funds which rose 15 basis points to 0.36 per cent.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	***2006***	*2005*
Net interest income	**13,639**	11,046
Average interest-earning assets	**564,027**	505,221
Net interest spread	**1.83%**	1.94%
Net interest margin	**2.42%**	2.19%

Net fee income

Figures in HK$m	**2006**	2005 (restated)
- Stockbroking and related services	**805**	493
- Retail investment products and funds under management	**891**	916
- Insurance	**108**	116
- Account services	**274**	225
- Private banking	**336**	174
- Remittances	**161**	141
- Cards	**860**	705
- Credit facilities	**111**	117
- Trade services	**380**	375
- Other	**148**	132
Fee income	**4,074**	3,394
Fee expense	**(577)**	(438)
	3,497	2,956

Net fee income rose by HK$541 million, or 18.3 per cent, compared with 2005. Stockbroking and related services rose 63.3 per cent, driven by an 86.6 per cent growth in turnover with a 20.1 per cent growth in customer base. Benefiting from the favourable investment environment, income from private banking investment services rose 93.1 per cent. Card services income rose by 22.0 per cent, supported by a rise of 10.5 per cent in the number of cards in issue and an 11.7 per cent increase in cardholder spending. Deposit services and payment and cash management business also showed good progress, reporting growth in account services fees and remittances of 21.8 per cent and 14.2 per cent respectively.

Trading income

Figures in HK$m	2006	2005 (restated)
Trading income:		
- foreign exchange	**1,178**	785
- securities, derivatives and other trading activities	**152**	100
	1,330	885

Trading income reached HK$1,330 million, a rise of HK$445 million, or 50.3 per cent, over 2005. Foreign exchange income increased by HK$393 million, or 50.1 per cent, attributable to active position taking and increased customer activity. The increase in spreads earned on foreign exchange option-linked products offered to retail and corporate customers also contributed to foreign exchange income growth. Securities, derivatives and other trading rose by HK$52 million, attributable to the improvement in trading results and the growth in trading volume and profit earned on equity-linked products provided to customers.

With effect from 2006 reporting, interest income and expense from trading assets and liabilities are reported under 'Net interest income'. Details of the change in accounting presentation are set out in note 1 under 'Additional information' on page 55.

Net income/(expense) from financial instruments designated at fair value

Figures in HK$m	2006	2005 (restated)
Net income/(expense) on assets designated at fair value which back insurance and investment contracts	**910**	(25)
Net change in fair value of other financial instruments designated at fair value	**(11)**	(7)
	899	(32)

Financial instruments designated at fair value reported a net income of HK$899 million, compared with a net expense of HK$32 million last year, reflecting the outstanding investment performance of the life insurance fund portfolios.

With effect from 2006 reporting, interest income and expense from financial instruments designated at fair value are reported under 'Net interest income'. Details of the change in accounting presentation are set out in note 1 under 'Additional information' on page 55.

Other operating income

Figures in HK$m	2006	2005
Rental income from investment properties	**186**	207
Movement in present value of in-force long-term insurance business	**363**	316
Other	**296**	275
	845	798

Analysis of income from wealth management business

Figures in HK$m	***2006***	*2005*
Investment income:		
- retail investment products and funds under management	**891**	916
- structured investment products in issue	**419**	283
- private banking*	**345**	188
- stockbroking and related services	**805**	493
- margin trading	**59**	63
	2,519	1,943
Insurance income:		
- life insurance	**1,476**	1,256
- general insurance and others	**286**	289
	1,762	1,545
Total	**4,281**	3,488

* *Income from private banking includes income reported under net fee income on the investment services and profit generated from selling of structured investment products in issue, reported under trading income.*

Wealth management income gained strong growth momentum in 2006, reporting a rise of 22.7 per cent over 2005.

Investment services income rose by 29.6 per cent, benefiting from the buoyant stock market and positive investment sentiment. Our efficient and convenient e-banking and phone trading channels played key roles in the expansion of our securities broking business, which grew its customer base and market share. With the success of campaigns to acquire new accounts and promote active trading as well as offers such as special packages for IPO subscriptions, stockbroking turnover rose 86.6 per cent and income increased by 63.3 per cent. Private banking continued to expand its customer base and product range. Assets under management rose 39.6 per cent and private banking income grew 83.5 per cent. Retail investment fund sales grew by 40.6 per cent over 2005, supported by a broad range of fund offerings from high-growth China and emerging market equity funds to capital-guaranteed and fixed-income funds. Equity, foreign exchange and other market-linked investment and deposit products also reached record highs in terms of issue volume and income earned, which were up by 68.6 per cent and 48.1 per cent respectively.

Life insurance recorded satisfactory income growth of 17.5 per cent to reach HK$1,476 million (as analysed in the table below). During the year, we continued to launch new products catering for customers' investment and protection needs. The Monthly Income Retirement Plan was successful in capturing a section of the lucrative retirement plan market and the MediCash Lifetime Insurance Plan, which targets mid-market pre-retirees, was also well received.

Figures in HK$m	***2006***	*2005*
Net interest income and fee income	**665**	411
Investment return on life insurance funds	**910**	(25)
Net earned insurance premiums	**7,534**	7,483
Net insurance claims incurred and movement in policyholders' liabilities	**(7,996)**	(6,929)
Movement in present value of in-force long-term insurance business	**363**	316
	1,476	1,256

Income from general insurance and others maintained at the same level as the previous year.

Loan impairment charges and other credit risk provisions

Figures in HK$m	***2006***	*2005*
Loan impairment (charges)/releases:		
- individually assessed	**(107)**	(309)
- collectively assessed	**(145)**	(309)
	(252)	(618)
of which:		
- new and additional	**(423)**	(1,070)
- releases	**106**	351
- recoveries	**65**	101
	(252)	(618)
Other provision	**(12)**	–
Loan impairment charges and other credit risk provisions	**(264)**	(618)

Loan impairment charges and other credit risk provisions decreased by HK$354 million, or 57.3 per cent, to HK$264 million, reflecting the benign credit environment. There was a decrease of HK$202 million in individually assessed provisions, mainly due to a substantial reduction in new and additional charges for commercial banking customers. Releases from commercial banking accounts increased but those from mortgages and personal lending were substantially lower. Of the collectively assessed charges, HK$139 million was made on card and personal loan portfolios, a rise of 13.9 per cent over last year. A charge of HK$6 million was made on advances not identified individually as impaired, compared with a charge of HK$187 million made in 2005. The reduction in historical loss rates used at the end of 2006 for calculation of this type of collectively assessed impairment provisions reflects the continued improvement in credit conditions in recent years.

Operating expenses

Figures in HK$m	**2006**	2005
Employee compensation and benefits:		
- salaries and other costs	**2,470**	2,074
- retirement benefit costs	**124**	137
- share-based payments	**100**	70
	2,694	2,281
General and administrative expenses:		
- rental expenses	**267**	207
- other premises and equipment	**829**	751
- other operating expenses	**1,118**	1,018
	2,214	1,976
Depreciation of business premises and equipment	**323**	280
Amortisation of intangible assets	**10**	9
	5,241	4,546
Cost efficiency ratio	**29.0%**	28.0%

Staff numbers ***by region***	**2006**	2005
Hong Kong	**7,748**	7,425
Mainland	**661**	377
Others	**55**	43
Total	**8,464**	7,845

Full-time equivalent

Operating expenses rose by HK$695 million, or 15.3 per cent, compared with 2005. Employee compensation and benefits increased by 18.1 per cent, due to the annual salary increment, the increase in number of staff, and performance-based incentives and bonuses. General and administrative expenses were up 12.0 per cent. Rental expenses increased due to increases in rents for branches in Hong Kong and new branches on the Mainland. Other premises and equipment expenses increased by 10.4 per cent, attributable to IT systems development and enhancement for business expansion and regulatory related projects. The rise in marketing expenditure was attributable mainly to the launch of the Bank's new brand image and increased promotion of investment and insurance products and credit cards. Depreciation charges rose by 15.4 per cent as a result of the increase in fair value of business premises. The Bank's Mainland operations, which expanded its network from 12 to 15 outlets and increased its staff force from 377 to 661 during 2006, also accounted for the Bank's increase in operating expenses.

The number of full-time equivalent staff increased by 619 compared with the previous year-end. New staff in Hong Kong were hired to further expand private banking's financial advisory team and CMB's relationship management and corporate wealth management teams, as well as to support IT systems development and enhancement. The number of staff at Mainland branches rose by 75.3 per cent, mainly to support the network expansion, building up sales and marketing force for personal banking business, and strengthening of the corporate and commercial relationship management and trade services teams.

The cost efficiency ratio for 2006 was 29.0 per cent, compared with 28.0 per cent in 2005.

Profit on disposal of fixed assets and financial investments

Figures in HK$m	***2006***	*2005*
Profit on disposal of available-for-sale securities:		
- realisation of amounts previously recognised in reserves at 1 January	**137**	611
- net gains/(losses) arising in the year	**201**	(153)
	338	458
Profit less loss on disposal of fixed assets	**505**	19
	843	477

Profit on disposal of fixed assets and financial investments amounted to HK$843 million, an increase of 76.7 per cent over last year. Profit on disposal of fixed assets, mainly properties, rose by HK$486 million to HK$505 million. During the year, the Group sold properties for a total value of HK$3.1 billion, including the property at 77 Des Voeux Road Central, to rationalise the Bank's property portfolio and enhance shareholders' return. Profit on the disposal of equity investments fell to HK$338 million.

Tax expense

Taxation in the consolidated income statement represents:

Figures in HK$m	***2006***	*2005*
Current tax – provision for Hong Kong profits tax		
Tax for the year	**2,188**	1,501
Current tax – taxation outside Hong Kong		
Tax for the year	**36**	12
Deferred tax		
Origination and reversal of temporary differences	**(175)**	282
Total tax expense	**2,049**	1,795

The current tax provision is based on the estimated assessable profit for 2006, and is determined for the Bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2005). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded in equity. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share in 2006 is based on earnings of HK$12,038 million (HK$11,342 million in 2005) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2005).

Dividends per share

	2006		2005	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*
First interim	**1.10**	**2,103**	1.10	2,103
Second interim	**1.10**	**2,103**	1.10	2,103
Third interim	**1.10**	**2,103**	1.10	2,103
Fourth interim	**1.90**	**3,633**	1.90	3,633
	5.20	**9,942**	5.20	9,942

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Profit before tax contributed by the customer groups in 2006 compared with 2005 is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on page 7.

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Total*
Year ended 31 December 2006						
Profit before tax	**7,730**	**2,262**	**557**	**1,051**	**2,795**	**14,395**
Share of profit before tax♦	**52.9%**	**16.4%**	**3.8%**	**7.6%**	**19.3%**	**100.0%**
Year ended 31 December 2005						
Profit before tax	7,686	1,078	507	1,072	3,015	13,358
Share of profit before tax♦	56.8%	8.8%	3.7%	8.3%	22.4%	100.0%

♦ *Share of profits from associates is adjusted to pre-tax basis for the purpose of calculating the Customer Groups' share of profit before tax.*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Mainland and other*	*Total*
Year ended 31 December 2006				
Income and expense				
Total operating income	**24,449**	**1,295**	**414**	**26,158**
Profit before tax	**12,380**	**1,262**	**753**	**14,395**
Capital expenditure incurred during the year	**335**	**–**	**44**	**379**
At 31 December 2006				
Total assets	**573,067**	**65,997**	**30,000**	**669,064**
Total liabilities	**603,636**	**4,180**	**12,550**	**620,366**
Contingent liabilities and commitments	**165,541**	**–**	**8,701**	**174,242**
Year ended 31 December 2005				
Income and expense				
Total operating income	21,377	1,644	225	23,246
Profit before tax	11,253	1,614	491	13,358
Capital expenditure incurred during the year	206	–	25	231
At 31 December 2005				
Total assets	497,406	60,845	22,569	580,820
Total liabilities	520,260	9,395	7,435	537,090
Contingent liabilities and commitments	137,536	–	3,973	141,509

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date in accordance with the guideline issued by the Hong Kong Monetary Authority.

Figures in HK$m	*Repayable on demand*	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Assets								
Cash and balances with banks and other financial institutions	9,390	–	–	–	–	–	–	9,390
Placings with and advances to banks and other financial institutions	16,529	82,200	976	–	–	–	–	99,705
Trading assets	–	–	–	–	–	12,467	–	12,467
Financial assets designated at fair value	–	136	400	1,256	2,557	–	3,931	8,280
Derivative financial instruments	–	166	146	153	48	1,374	–	1,887
Advances to customers	17,087	34,868	39,736	87,768	99,894	–	–	279,353
Financial investments	–	22,703	51,385	134,981	16,601	–	2,040	227,710
Investments in associates	–	–	–	–	–	–	3,488	3,488
Investment properties	–	–	–	–	–	–	2,732	2,732
Premises, plant and equipment	–	–	–	–	–	–	6,516	6,516
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	580	580
Intangible assets	–	–	–	–	–	–	2,070	2,070
Other assets	6,304	5,694	1,500	262	10	–	1,116	14,886
At 31 December 2006	**49,310**	**145,767**	**94,143**	**224,420**	**119,110**	**13,841**	**22,473**	**669,064**
At 31 December 2005	43,944	97,970	74,642	220,161	110,087	13,861	20,155	580,820

Analysis of assets and liabilities by remaining maturity *(continued)*

Figures in HK$m	*Repayable on demand*	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Liabilities								
Current, savings and other deposit accounts	290,463	182,885	8,497	976	–	–	–	482,821
Deposits from banks	2,797	14,032	1,121	–	–	–	–	17,950
Trading liabilities	–	–	–	–	–	60,093	–	60,093
Financial liabilities designated at fair value	81	–	–	996	–	–	485	1,562
Derivative financial instruments	–	7	101	98	11	1,314	–	1,531
Certificates of deposit and other debt securities in issue	–	74	866	6,655	–	–	–	7,595
Other liabilities	6,486	8,577	468	120	143	–	329	16,123
Liabilities to customers under insurance contracts	–	–	–	–	–	–	22,975	22,975
Deferred tax and current tax liabilities	–	481	747	–	–	–	1,488	2,716
Subordinated liabilities	–	–	–	7,000	–	–	–	7,000
At 31 December 2006	**299,827**	**206,056**	**11,800**	**15,845**	**154**	**61,407**	**25,277**	**620,366**
At 31 December 2005	242,673	207,494	8,478	9,120	4,690	47,139	17,496	537,090

Cash and balances with banks and other financial institutions

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Cash in hand	**4,920**	4,772
Balances with central banks	**357**	303
Balances with banks and other financial institutions	**4,113**	4,126
	9,390	9,201

Placings with and advances to banks and other financial institutions

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Placings with and advances to banks and other financial institutions maturing within one month	**75,722**	54,338
Placings with and advances to banks and other financial institutions maturing after one month	**23,983**	14,948
	99,705	69,286

Trading assets

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Treasury bills	**6,071**	2,594
Certificates of deposit	**212**	538
Other debt securities	**6,109**	9,440
Debt securities	**12,392**	12,572
Equity shares	**16**	28
Total trading securities	**12,408**	12,600
Loans and advances to customers*	**59**	–
Total trading assets	**12,467**	12,600
Debt securities:		
- listed in Hong Kong	**2,839**	767
- listed outside Hong Kong	**269**	–
	3,108	767
- unlisted	**9,284**	11,805
	12,392	12,572
Equity shares:		
- listed in Hong Kong	**16**	17
- unlisted	**–**	11
	16	28
Total trading securities	**12,408**	12,600
Debt securities:		
Issued by public bodies:		
- central governments and central banks	**8,969**	5,625
- other public sector entities	**926**	1,489
	9,895	7,114
Issued by other bodies:		
- banks and other financial institutions	**1,555**	2,836
- corporate entities	**942**	2,622
	2,497	5,458
	12,392	12,572
Equity shares:		
Issued by corporate entities	**16**	28
Total trading securities	**12,408**	12,600

* These represent amounts receivable from counterparties on trading transactions not yet settled.

Financial assets designated at fair value

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Certificates of deposit	**232**	194
Other debt securities	**4,587**	4,075
Debt securities	**4,819**	4,269
Equity shares	**3,461**	1,758
	8,280	6,027
Debt securities:		
- listed in Hong Kong	**359**	100
- listed outside Hong Kong	**31**	22
	390	122
- unlisted	**4,429**	4,147
	4,819	4,269
Equity shares:		
- listed in Hong Kong	**1,202**	732
- listed outside Hong Kong	**1,300**	979
	2,502	1,711
- unlisted	**959**	47
	3,461	1,758
	8,280	6,027
Debt securities:		
Issued by public bodies:		
- central governments and central banks	**870**	865
- other public sector entities	**285**	295
	1,155	1,160
Issued by other bodies:		
- banks and other financial institutions	**3,535**	2,937
- corporate entities	**129**	172
	3,664	3,109
	4,819	4,269
Equity shares:		
Issued by corporate entities	**3,461**	1,758
	8,280	6,027

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of life insurance funds designated at fair value for backing policyholders' liabilities.

Advances to customers

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Gross advances to customers	**280,277**	261,714
Less:		
Loan impairment allowances:		
- individually assessed	**(406)**	(524)
- collectively assessed	**(518)**	(510)
	279,353	260,680
Included in advances to customers are:		
- trade bills	**3,907**	3,024
- loan impairment allowances	**(16)**	(14)
	3,891	3,010

Loan impairment allowances against advances to customers

Figures in HK$m	***Individually assessed***	***Collectively assessed***	***Total***
At 1 January 2006	**524**	**510**	**1,034**
Amounts written off	**(224)**	**(177)**	**(401)**
Recoveries of advances written off in previous years	**25**	**40**	**65**
New impairment allowances charged to income statement	**238**	**185**	**423**
Impairment allowances released to income statement	**(131)**	**(40)**	**(171)**
Unwind of discount of loan impairment allowances recognised as 'interest income'	**(26)**	**-**	**(26)**
At 31 December 2006	**406**	**518**	**924**

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 31 December 2006	*At 31 December 2005*
	%	*%*
Loan impairment allowances:		
- individually assessed	**0.15**	0.20
- collectively assessed	**0.18**	0.19
Total loan impairment allowances	**0.33**	0.39

Total loan impairment allowances as a percentage of gross advances to customers was 0.33 per cent at 31 December 2006, compared with 0.39 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell by 0.05 percentage points to 0.15 per cent, reflecting recoveries from doubtful accounts and writing off of irrecoverable balances against impairment allowances. The percentage of collectively assessed allowances was slightly lowered to 0.18 per cent from 0.19 per cent at the previous year-end.

Impaired advances and allowances

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Gross impaired advances	**1,387**	1,433
Individually assessed allowances	**(406)**	(524)
Net impaired advances	**981**	909
Individually assessed allowances as a percentage of gross impaired advances	**29.3%**	36.6%
Gross impaired advances as a percentage of gross advances to customers	**0.5%**	0.5%

Impaired advances are those advances with objective evidence of impairment as assessed on an individual basis. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired advances fell by 3.2 per cent to HK$1,387 million, reflecting the recovery and upgrading of certain commercial banking accounts. Gross impaired advances as a percentage of gross advances to customers stood at 0.5 per cent, the same level as last year.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2006		*At 31 December 2005*	
	HK$m	***%***	*HK$m*	*%*
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:				
- six months or less but over three months	**504**	**0.2**	482	0.2
- one year or less but over six months	**263**	**0.1**	211	0.1
- over one year	**173**	**–**	169	–
	940	**0.3**	862	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances increased by 9.0 per cent to HK$940 million at 31 December 2006, representing 0.3 per cent (same level as the previous year-end) of gross advances to customers, mainly attributable to commercial banking accounts.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2006		*At 31 December 2005*	
	HK$m	***%***	*HK$m*	*%*
Rescheduled advances to customers	**357**	**0.1**	361	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 37).

Rescheduled advances decreased by HK$4 million, or 1.1 per cent, to HK$357 million at 31 December 2006, representing 0.1 per cent (same level as the previous year-end) of gross advances to customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2006, over 90 per cent of the Group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (a position unchanged from that at 31 December 2005).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005 (restated)*
Gross advances to customers for use in Hong Kong		
Industrial, commercial and financial sectors		
Property development	**18,051**	16,446
Property investment	**48,096**	45,964
Financial concerns	**2,103**	968
Stockbrokers	**234**	221
Wholesale and retail trade	**6,360**	5,562
Manufacturing	**7,670**	6,477
Transport and transport equipment	**11,145**	11,919
Other	**22,787**	22,912
	116,446	110,469
Individuals		
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**20,078**	22,879
Advances for the purchase of other residential properties	**83,616**	81,318
Credit card advances	**9,448**	7,735
Other	**8,813**	7,563
	121,955	119,495
Total gross advances for use in Hong Kong	**238,401**	229,964
Trade finance	**19,684**	15,874
Gross advances for use outside Hong Kong	**22,192**	15,876
Gross advances to customers	**280,277**	261,714

Gross advances to customers by industry sector *(continued)*

Gross advances to customers rose by 7.1 per cent compared with the previous year-end.

Lending to the property development sector rose 9.8 per cent, reflecting the increase in financing of development projects by CIB and CMB. The 4.6 per cent rise in property investment was largely residential mortgages to property holding vehicles controlled by individuals. Lending to investment companies grouped under the financial concerns sector rose significantly, driven by the active investment market. The encouraging growth of the CMB loan portfolio was reflected in rises of 14.3 per cent and 18.4 per cent in lending to the wholesale and retail trade and manufacturing sector respectively. Lending to the transport and transport equipment sector recorded a fall of 6.5 per cent, attributable to the disposal of a part of the taxi portfolio to balance the overall loan portfolio structure. Excluding such effect, lending to this sector rose 5.5 per cent.

Trade finance recorded strong growth of 24.0 per cent and gained substantial market share in 2006, reflecting CMB's achievement in strengthening customer relationships and enhancing trade finance service efficiency.

Lending to individuals recorded a rise of 2.1 per cent. Excluding the fall in Government Home Ownership Scheme mortgages, lending to individuals grew by 5.4 per cent. Residential mortgages to individuals rose by 2.8 per cent and the Bank gained market share amid intense market competition. Including mortgages held in the name of investment holding vehicles, which were grouped under the property investment sector as mentioned above, the growth rate reached 5.2 per cent.

With the improved economic environment and positive consumer sentiment, personal loans and card advances rose 46.4 per cent and 22.1 per cent respectively. PFS further expanded its consumer finance business by stepping up marketing initiatives and improving process efficiency.

Loans for use outside Hong Kong increased by HK$6,316 million, or 39.8 per cent, over the previous year-end. This was due largely to the 50.9 per cent expansion of lending by Mainland branches, which had reached HK$15,851 million at 31 December 2006. Strong growth was recorded in corporate lending, driven by renminbi loans which can be priced at a higher margin. Trade finance rose significantly, reflecting good collaboration between the Hong Kong and Mainland trade services teams. Mainland branches continued to grow residential mortgage business, leveraging the Bank's strong capabilities and experience in Hong Kong.

Financial investments

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Available-for-sale at fair value:		
- debt securities	**209,463**	177,813
- equity shares	**2,110**	1,360
Held-to-maturity debt securities at amortised cost	**16,137**	10,731
	227,710	189,904
Fair value of held-to-maturity debt securities	**16,551**	10,778
Treasury bills	**1,088**	4,816
Certificates of deposit	**25,020**	27,048
Other debt securities	**199,492**	156,680
Debt securities	**225,600**	188,544
Equity shares	**2,110**	1,360
	227,710	189,904
Debt securities:		
- listed in Hong Kong	**3,759**	3,008
- listed outside Hong Kong	**1,914**	1,947
	5,673	4,955
- unlisted	**219,927**	183,589
	225,600	188,544
Equity shares:		
- listed in Hong Kong	**1,702**	1,049
- listed outside Hong Kong	**150**	186
	1,852	1,235
- unlisted	**258**	125
	2,110	1,360
	227,710	189,904
Fair value of listed financial investments	**7,538**	6,209
Debt securities:		
Issued by public bodies:		
- central governments and central banks	**8,321**	15,981
- other public sector entities	**7,044**	8,667
	15,365	24,648
Issued by other bodies:		
- banks and other financial institutions	**192,751**	149,557
- corporate entities	**17,484**	14,339
	210,235	163,896
	225,600	188,544
Equity shares:		
Issued by corporate entities	**2,110**	1,360
	227,710	189,904

Financial investments *(continued)*

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheet are as follows:

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Amounts due from:		
Cash and balances with banks and other financial institutions	**1,665**	718
Placings with and advances to banks and other financial institutions	**4,573**	3,495
Trading assets	**–**	50
Financial assets designated at fair value	**2,842**	2,299
Derivative financial instruments	**194**	145
Financial investments	**1,023**	1,135
Other assets	**79**	29
	10,376	7,871
Amounts due to:		
Customer accounts	**199**	167
Deposits from banks	**5,724**	5,136
Derivative financial instruments	**333**	488
Subordinated liabilities	**2,022**	2,016
Other liabilities	**473**	361
	8,751	8,168

Investments in associates

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Share of net assets	**3,158**	2,611
Goodwill	**330**	318
	3,488	2,929

Intangible assets

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Present value of in-force long-term insurance business	**1,927**	1,565
Internally developed software	**129**	56
Acquired software	**14**	15
	2,070	1,636

Other assets

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Items in the course of collection from other banks	**6,036**	8,068
Prepayments and accrued income	**3,520**	3,016
Deferred tax assets	**1**	9
Assets held for sale	**256**	216
Acceptances and endorsements	**2,855**	2,371
Other accounts	**2,218**	1,545
	14,886	15,225

Current, savings and other deposit accounts

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Current, savings and other deposit accounts:		
- as stated in consolidated balance sheet	**482,821**	430,995
- structured deposits reported as trading liabilities	**35,066**	24,422
	517,887	455,417
By type:		
- demand and current accounts	**29,594**	27,248
- savings accounts	**223,255**	188,839
- time and other deposits	**265,038**	239,330
	517,887	455,417

Certificates of deposit and other debt securities in issue

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Certificates of deposit and other debt securities in issue:		
- as stated in consolidated balance sheet	**7,595**	10,023
- structured certificates of deposit and other debt securities in issue reported as trading liabilities	**14,821**	13,616
	22,416	23,639
By type:		
- certificates of deposit in issue	**18,075**	22,525
- other debt securities in issue	**4,341**	1,114
	22,416	23,639

Customer deposits and certificates of deposit and other debt securities in issue rose by 12.8 per cent to HK$540.3 billion. Both HK dollar and US dollar savings accounts rose, reflecting customers' preference for liquidity in an active investment market. Structured deposits, structured certificates of deposit and other debt securities in issue rose 31.2 per cent as the Bank continued to increase the diversity and sophistication of these products for customers to capture market opportunities.

Deposits at Mainland branches grew 51.1 per cent following efforts to increase the customer base through expansion of the network and the PFS sales force. To further develop the wealth management business, the Mainland branches expanded the range of investment-linked deposit products to meet the needs of the Prestige Banking customer segment.

Trading liabilities

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Structured certificates of deposit and other debt securities in issue	**14,821**	13,616
Structured deposits	**35,066**	24,422
Short positions in securities and other	**10,206**	7,766
	60,093	45,804

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Items in the course of transmission to other banks	**6,469**	6,517
Accruals	**2,641**	1,653
Acceptances and endorsements	**2,855**	2,371
Other	**4,158**	3,597
	16,123	14,138

Subordinated liabilities

Figures in HK$m		***At 31 December 2006***	*At 31 December 2005*
Nominal value	Description		
Amount owed to third parties			
HK$1,500 million	Callable floating rate subordinated notes due June 2015	**1,496**	1,495
HK$1,000 million	4.125 per cent callable fixed rate subordinated notes due June 2015	**987**	967
US$450 million	Callable floating rate subordinated notes due July 2016	**3,483**	–
Amount owed to HSBC Group undertakings			
US$260 million	Callable floating rate subordinated loan debt due December 2015	**2,021**	2,016
		7,987	4,478
Representing:			
- measured at amortised cost		**7,000**	3,511
- designated at fair value		**987**	967
		7,987	4,478

During the year, the Bank issued floating-rate subordinated notes amounting to US$450 million that mature in July 2016 with a one-time call option exercisable by the Bank in July 2011. The notes were issued at the price of 99.869 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.30 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.80 per cent payable quarterly. The notes, which qualify as tier 2 capital, serve to help the Bank maintain a more balanced capital structure and support business growth.

Shareholders' funds

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Share capital	**9,559**	9,559
Retained profits	**29,044**	26,052
Premises revaluation reserve	**3,491**	3,543
Cash flow hedges reserve	**(220)**	(483)
Available-for-sale investments reserve	**923**	(17)
Capital redemption reserve	**99**	99
Other reserves	**452**	185
Total reserves	**33,789**	29,379
	43,348	38,938
Proposed dividends	**3,633**	3,633
Shareholders' funds	**46,981**	42,571
Return on average shareholders' funds	**27.4%**	27.5%

Shareholders' funds (excluding proposed dividends) increased by HK$4,410 million, or 11.3 per cent, to HK$43,348 million at 31 December 2006. Retained profits rose by HK$2,992 million, reflecting the growth in attributable profit and the realisation of property revaluation reserves on the disposal of properties during the year. The available-for-sale investments reserve also rose.

The return on average shareholders' funds was 27.4 per cent, compared with 27.5 per cent in 2005.

Save for the US$450 million subordinated notes issue, there was no purchase, sale or redemption of the Group's listed securities by the Bank or any of its subsidiaries during 2006.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Capital base		
Tier 1 capital		
- Share capital	**9,559**	9,559
- Retained profits	**25,724**	21,439
- Classified as regulatory reserve	**(518)**	(510)
- Capital redemption reserve	**99**	99
- Less: goodwill	**(330)**	(318)
- Total	**34,534**	30,269
Tier 2 capital		
- Property revaluation reserve	**4,259**	5,114
- Available-for-sale investment and equity revaluation reserve	**542**	(5)
- Collective impairment allowances	**518**	510
- Regulatory reserve	**518**	510
- Term subordinated debt	**7,988**	4,479
- Total	**13,825**	10,608
Unconsolidated investments and other deductions	**(4,242)**	(3,444)
Total capital base after deductions	**44,117**	37,433
Risk-weighted assets		
On-balance sheet	**308,127**	277,617
Off-balance sheet	**15,251**	14,739
Total risk-weighted assets	**323,378**	292,356
Total risk-weighted assets adjusted for market risk	**324,007**	291,570
Capital adequacy ratios		
After adjusting for market risk		
- Tier 1♦	**10.7%**	10.4%
- Total♦	**13.6%**	12.8%
Before adjusting for market risk		
- Tier 1	**10.7%**	10.4%
- Total	**13.6%**	12.8%

♦ *The capital ratios take into account market risks in accordance with the relevant HKMA guideline in the Supervisory Policy Manual.*

In accordance with the HKMA guideline, *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting*, the Group has earmarked a 'regulatory reserve' from retained profits. This regulatory reserve is included as tier 2 capital together with the Group's collective impairment allowances.

Capital resources management *(continued)*

The total capital ratio rose by 0.8 percentage points to 13.6 per cent at 31 December 2006, compared with 12.8 per cent at 31 December 2005. The tier 1 ratio increased from 10.4 per cent to 10.7 per cent. The capital base increased by HK$6,684 million to HK$44,117 million, mainly due to the increase in retained profits (including the realisation of property revaluation reserves on disposed properties) and the issue of US$450 million subordinated notes, which qualify as tier 2 capital. Risk-weighted assets adjusted for market risk grew by 11.1 per cent, attributable to the increase in advances to customers and financial investments.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2006	*2005*
The Bank and its major banking subsidiaries	**51.9%**	45.1%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***2006***	*2005 (restated)*
Operating profit	**12,576**	11,068
Net interest income	**(11,694)**	(10,796)
Dividend income	**(47)**	(60)
Loan impairment charges and other credit risk provisions	**264**	618
Depreciation	**323**	280
Amortisation of intangible assets	**10**	9
Amortisation of available-for-sale investments	**(532)**	12
Amortisation of held-to-maturity debt securities	**2**	–
Advances written off net of recoveries	**(336)**	(575)
Interest received	**22,232**	14,262
Interest paid	**(16,693)**	(8,399)
Operating profit before changes in working capital	**6,105**	6,419
Change in treasury bills and certificates of deposit with original maturity more than three months	**5,077**	8,113
Change in placings with and advances to banks maturing after one month	**(9,035)**	2,534
Change in trading assets	**4,252**	3,983
Change in financial assets designated at fair value	**(56)**	1,060
Change in derivative financial instruments	**(433)**	(395)
Change in advances to customers	**(18,589)**	(8,857)
Change in other assets	**(6,427)**	(11,929)
Change in financial liabilities designated at fair value	**20**	–
Change in current, savings and other deposit accounts	**51,826**	(9,189)
Change in deposits from banks	**5,637**	110
Change in trading liabilities	**14,289**	29,263
Change in certificates of deposit and other debt securities in issue	**(2,428)**	(2,589)
Change in other liabilities	**8,458**	9,423
Elimination of exchange differences and other non-cash items	**(3,707)**	315
Cash generated from operating activities	**54,989**	28,261
Taxation paid	**(1,448)**	(1,421)
Net cash inflow from operating activities	**53,541**	26,840

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 31 December 2006***	*At 31 December 2005*
Cash and balances with banks and other financial institutions	**9,390**	9,201
Placings with and advances to banks and other financial institutions maturing within one month	**74,072**	53,294
Treasury bills	**5,158**	3,018
Certificates of deposit	**1,655**	–
	90,275	65,513

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 31 December 2006			
Contingent liabilities:			
Guarantees	**4,150**	**3,877**	**3,679**
Commitments:			
Documentary credits and short-term trade-related transactions	**8,717**	**1,745**	**1,738**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	**142,463**	**–**	**–**
- one year and over	**18,719**	**9,360**	**8,696**
Other	**193**	**193**	**193**
	170,092	**11,298**	**10,627**
Exchange rate contracts:			
Spot and forward foreign exchange	**267,822**	**2,715**	**591**
Other exchange rate contracts	**64,377**	**499**	**110**
	332,199	**3,214**	**701**
Interest rate contracts:			
Interest rate swaps	**162,969**	**1,376**	**295**
Other interest rate contracts	**2,350**	**2**	**–**
	165,319	**1,378**	**295**
Other derivative contracts	**5,668**	**382**	**90**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2005			
Contingent liabilities:			
Guarantees	4,133	3,907	3,131
Commitments:			
Documentary credits and short-term trade-related transactions	7,402	1,480	1,480
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	109,369	–	–
- one year and over	20,385	10,193	9,158
Other	220	220	220
	137,376	11,893	10,858
Exchange rate contracts:			
Spot and forward foreign exchange	188,088	1,426	333
Other exchange rate contracts	15,176	193	48
	203,264	1,619	381
Interest rate contracts:			
Interest rate swaps	161,083	1,472	308
Other interest rate contracts	4,255	20	4
	165,338	1,492	312
Other derivative contracts	1,194	86	17

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Contingent liabilities, commitments and derivatives *(continued)*

In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'. These acceptances and endorsements are included in the capital adequacy calculation as contingencies in accordance with the Third Schedule.

Derivative financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule.

Derivative financial instruments are held for trading or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities by class of derivatives.

	At 31 December 2006		*At 31 December 2005*	
Figures in HK$m	***Trading***	***Hedging***	*Trading*	*Hedging*
Contract amounts:				
Interest rate contracts	**105,001**	**60,318**	102,233	63,105
Exchange rate contracts	**332,199**	–	203,264	–
Other derivative contracts	**5,668**	–	1,194	–
	442,868	**60,318**	306,691	63,105
Derivative assets:				
Interest rate contracts	**435**	**513**	481	454
Exchange rate contracts	**866**	–	776	–
Other derivative contracts	**73**	–	4	–
	1,374	**513**	1,261	454
Derivative liabilities:				
Interest rate contracts	**573**	**217**	998	457
Exchange rate contracts	**722**	–	310	–
Other derivative contracts	**19**	–	27	–
	1,314	**217**	1,335	457

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Cross-border claims

Cross-border claims include receivables, loans and advances, balances due from banks, holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:

Figures in HK$m	***Banks & other financial institutions***	***Sovereign & public sector entities***	***Other***	***Total***
At 31 December 2006				
Asia-Pacific excluding Hong Kong:				
- Australia	**33,724**	**–**	**1,355**	**35,079**
- other	**49,686**	**1,247**	**9,677**	**60,610**
	83,410	**1,247**	**11,032**	**95,689**
The Americas:				
- United States	**25,998**	**1,451**	**9,114**	**36,563**
- other	**18,800**	**3,482**	**6,837**	**29,119**
	44,798	**4,933**	**15,951**	**65,682**
Western Europe:				
- United Kingdom	**38,203**	**–**	**9,619**	**47,822**
- other	**101,805**	**590**	**4,165**	**106,560**
	140,008	**590**	**13,784**	**154,382**
At 31 December 2005				
Asia-Pacific excluding Hong Kong:				
- Australia	23,961	144	712	24,817
- other	38,140	1,447	6,882	46,469
	62,101	1,591	7,594	71,286
The Americas:				
- United States	13,163	1,709	6,575	21,447
- other	16,248	4,727	5,814	26,789
	29,411	6,436	12,389	48,236
Western Europe:				
- United Kingdom	23,008	–	7,842	30,850
- other	81,089	1,430	6,207	88,726
	104,097	1,430	14,049	119,576

Additional information

1. Statutory accounts and accounting policies

The information in this press release does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2006 ('2006 accounts'), which will be delivered to the Registrar of Companies and the HKMA. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 5 March 2007.

The 2006 accounts and this press release have been prepared on a basis consistent with the accounting policies adopted in the 2005 accounts except for the following:

Change in presentation - Hong Kong Accounting Standard 1 'Presentation of Financial Statements'

With effect from 2006 reporting, interest income and expense from trading financial assets and liabilities and financial instruments designated at fair value are reported under 'Net interest income' instead of 'Net trading income' and 'Net income from financial instruments designated at fair value' respectively as in the previous year. The change has been made principally to match the interest expense arising from trading liabilities with the interest income from non-trading assets. This also facilitates the comparison of Hang Seng's net interest income and net interest margin with peer banks in Hong Kong.

Comparative figures have been reclassified to conform with the current year's presentation as follows:

Figures in HK$m	2005 (as previously reported)	Effect of change♦	2005 (as restated)
Interest income	19,029	684	19,713
Interest expense	(7,961)	(956)	(8,917)
Net interest income	11,068	(272)	10,796
Net trading income	579	306	885
Net income/(expense) from financial instruments designated at fair value	2	(34)	(32)

♦ *Increase/(decrease) in the profit for the year.*

For HSBC Group reporting, interest income and interest expense arising from financial assets and financial liabilities held for trading are reported as 'Net trading income' and arising from financial instruments designated at fair value through profit and loss as 'Net income from financial instruments designated at fair value' (other than for debt securities in issue and subordinated liabilities, together with the derivatives managed in conjunction with them).

Additional information *(continued)*

1. Statutory accounts and accounting policies *(continued)*

Amendments to Hong Kong Accounting Standard 39 ('HKAS 39') and Hong Kong Financial Reporting Standard 4 'Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts'

In prior years, financial guarantee contracts were accounted for under HKAS 37 'Provisions, Contingent Liabilities and Contingent Assets' as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendments, financial guarantee contracts issued are recognised as financial liabilities and reported under 'Other liabilities'. Financial guarantees are recognised initially at fair value and subsequently measured as the higher of (a) the amount as provisions determined in accordance with HKAS 37; and (b) the amount initially recognised less cumulative amortisation.

Financial liabilities recorded under 'Other liabilities' at 31 December 2006 amounted to HK$4 million. No restatement of comparative figures was made as the amounts were immaterial.

Hong Kong Financial Reporting Standard 7 ('HKFRS 7') 'Financial Instruments: Disclosures'

The Group has adopted HKFRS 7 prior to its required application date of 1 January 2007. The adoption of HKFRS 7 impacted the type and amount of disclosures made in the financial statements, but had no impact on the reported profits or financial position of the Group. In accordance with the transitional requirements of HKFRS 7, the Group has provided full comparative information.

---

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

---

3. Property revaluation

On 30 September 2006, the Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited who confirmed that there had been no material change in valuation as at 31 December 2006. The valuation was carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$646 million of which HK$17 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$629 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$304 million were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$113 million and HK$53 million respectively.

Additional information *(continued)*

4. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses for the Group. The Group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level.

The Group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng has changed its VAR calculation from a variance/co-variance ('VCV') basis to historical simulation ('HS') basis with effect from 3 May 2005. HS uses scenarios derived from historical market rates and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is a one-day period with a 99 per cent level of confidence, reflecting the way the risk positions are managed. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The Group has obtained approval from the HKMA to use HS for calculating market risk in capital adequacy reporting.

Additional information *(continued)*

4. Market risk *(continued)*

The Group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2006 and 2005 are shown in the tables below. The VAR figures for 2005 are based on four months' VCV and eight months' HS.

VAR

Figures in HK$m	***At 31 December 2006***	***Minimum during the year***	***Maximum during the year***	***Average for the year***
VAR for all interest rate risk and foreign exchange risk	**42**	**29**	**119**	**64**
VAR for foreign exchange risk (trading)	**2**	**1**	**16**	**5**
VAR for interest rate risk				
- trading	**4**	**3**	**16**	**8**
- non-trading	**45**	**35**	**123**	**68**

Figures in HK$m	*At 31 December 2005*	*Minimum during the year*	*Maximum during the year*	*Average for the year*
VAR for all interest rate risk and foreign exchange risk	113	111	264	181
VAR for foreign exchange risk (trading)	3	—	6	2
VAR for interest rate risk				
- trading	3	1	21	4
- non-trading	118	117	260	180

The average daily revenue earned from market risk-related treasury activities in 2006, including non-trading book net interest income and funding related to trading positions, was HK$5 million (HK$5 million for 2005). The standard deviation of these daily revenues was HK$3 million (HK$8 million for 2005).

Interest rate risk arises in both the treasury trading and non-trading portfolios, which are managed by treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2006 was HK$2 million (HK$3 million for 2005).

The Group's foreign exchange exposures mainly comprise foreign exchange trading by treasury and currency exposures originated by its banking business. The latter are transferred to treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2006 was HK$3 million (HK$2 million for 2005).

Additional information *(continued)*

4. Market risk *(continued)*

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi ('RMB') as set out in Note 5, are managed by the Asset and Liability Management Committee.

5. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 31 December 2006, the US dollar (US$) was the only currency in which the Group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 31 December 2006***		*At 31 December 2005*	
	US$	***RMB***	*US$*	*RMB*
Non-structural position				
Spot assets	**205,544**	**14,422**	193,149	5,955
Spot liabilities	**(189,232)**	**(12,670)**	(168,513)	(6,008)
Forward purchases	**128,102**	**353**	84,026	439
Forward sales	**(141,544)**	**(1,904)**	(104,960)	(300)
Net options position	**120**	**–**	(77)	–
Net long non-structural position	**2,990**	**201**	3,625	86

At 31 December 2006, the Group's major structural foreign currency positions were US dollar and RMB.

	At 31 December 2006		*At 31 December 2005 (restated)*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*
Structural positions				
US dollar	**1,430**	**26.8**	1,035	28.9
RMB	**3,760**	**70.5**	2,439	68.1

Additional information *(continued)*

6. Non-adjusting post balance sheet event

On 5 February 2007, Industrial Bank Co., Ltd. ('Industrial Bank'), an associate of the Bank, issued 1,001 million new shares for a total consideration of RMB15,996 million. The Bank did not subscribe for any additional shares and, as a result, its interest in the equity of Industrial Bank decreased from 15.98 per cent to 12.78 per cent. While the Bank's interest has reduced, the assets of Industrial Bank have substantially increased as a result of this issue. Consequently, it is expected that this transaction would result in an increase of about RMB1.5 billion in the Group's share of the underlying net assets of Industrial Bank.

The decrease of the Bank's interest in the equity of Industrial Bank does not affect the influence that the Bank has over this associate, as there has been no change in the composition of major shareholders in Industrial Bank or in the Bank's representation in the Industrial Bank's Board of Directors or Executive Committee. The Bank will continue to have the power to participate in the financial and operating policy decisions of Industrial Bank, and its investment will continue to be accounted for using the equity method.

7. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

8. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Tuesday, 20 March 2007, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 pm on Monday, 19 March 2007. The fourth interim dividend will be payable on 30 March 2007 to shareholders on the register of shareholders of the Bank on 20 March 2007.

9. Proposed timetable for 2007 quarterly dividends

	First interim dividend	*Second interim dividend*	*Third interim dividend*	*Fourth interim dividend*
Announcement	3 May 2007	30 July 2007	5 November 2007	3 March 2008
Book close date	22 May 2007	21 August 2007	27 November 2007	18 March 2008
Payment date	5 June 2007	30 August 2007	11 December 2007	28 March 2008

Additional information *(continued)*

10. Press release

Copies of this press release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2006 Annual Report and Accounts are available from the same website on Monday, 5 March 2007 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2006 Annual Report will be sent to shareholders by early-April 2007.

Press enquiries to:
Walter Cheung Telephone: (852) 2198 4020
Cecilia Ko Telephone: (852) 2198 4227

END